SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 16, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.       Translation of a submission from Banco Macro to the CNV dated on July 16, 2020.

Autonomous City of Buenos Aires, July 16th 2020

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Re.: Relevant Event

Dear Sirs,

I write to you in my capacity as Head of Market Relations of Banco Macro S.A. (the “Bank”), in order to inform that, in line with its business strategy, the Bank has decided to make an irrevocable capital contribution in advance of future share subscription to the company “Play Digital S.A.” (the “Company”), which contribution has been accepted on the date hereof. The Company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

The Company’s shareholders are Banco de Galicia y Buenos Aires S.A.U., Banco BBVA Argentina S.A. and Banco Santander Río S.A. and we expect other financial entities to join us and participate progressively in the Company’s capital stock and payment solution.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 16, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer